Exhibit 99.1

Confirmation of Service

Form Filed:

Notice of Alteration

Date and Time of Filing:

July 28, 2014 01:37 PM Pacific Time

Alteration Effective Date:

The alteration is to take effect at the time that this application is filed with the Registrar.

Name of Company:

VANC PHARMACEUTICALS INC.

Incorporation Number:

BC0607937

This package contains:

•

Certified Copy of the Notice of Articles

•

Certificate of Name Change

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.

Page: 1 of 1

Notice of Articles

BUSINESS CORPORATIONS ACT

NOTICE OF ARTICLES

Name of Company:

VANC PHARMACEUTICALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:

Delivery address:

SUITE 615

SUITE 615

800 WEST PENDER STREET

800 WEST PENDER STREET

VANCOUVER  BC  V6C 2V6

VANCOUVER  BC  V6C 2V6

CANADA

CANADA

REGISTERED OFFICE INFORMATION

Mailing Address:

Delivery address:

SUITE 615

SUITE 615

800 WEST PENDER STREET

800 WEST PENDER STREET

VANCOUVER  BC  V6C 2V6

VANCOUVER  BC  V6C 2V6

CANADA

CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:

LEWIN, JAMIE

Mailing Address:

Delivery Address:

SUITE 615 - 800 WEST PENDER STREET

SUITE 615 - 800 WEST PENDER STREET

VANCOUVER  BC  V6C 2V6

VANCOUVER  BC  V6C 2V6

CANADA

CANADA

Last Name, First Name, Middle Name:

BEUKMAN, EUGENE

Mailing Address:

Delivery Address:

SUITE 615 - 800 WEST PENDER STREET

SUITE 615 - 800 WEST PENDER STREET

VANCOUVER  BC  V6C 2V6

VANCOUVER  BC  V6C 2V6

CANADA

CANADA

Last Name, First Name, Middle Name:

PIROOZ, SINA

Mailing Address:

Delivery Address:

SUITE 615 - 800 WEST PENDER STREET

SUITE 615 - 800 WEST PENDER STREET

VANCOUVER  BC  V6C 2V6

VANCOUVER  BC  V6C 2V6

CANADA

CANADA

Last Name, First Name, Middle Name:

BIANCO, MICHAEL

Mailing Address:

Delivery Address:

SUITE 615 - 800 WEST PENDER STREET

SUITE 615 - 800 WEST PENDER STREET

VANCOUVER  BC  V6C 2V6

VANCOUVER  BC  V6C 2V6

CANADA

CANADA

AUTHORIZED SHARE STRUCTURE

1.

No Maximum

Common Shares

Without Par Value

Without Special Rights or Restrictions attached

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Number: BC0607937

CERTIFICATE OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that NUVA PHARMACEUTICALS INC. changed its name to VANC PHARMACEUTICALS INC. on July 28, 2014 at 01:37 PM Pacific Time.